UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )

Trimeris, Inc.

(Name of Subject Company)

Trimeris, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

896263100

(CUSIP Number of Class of Securities)

Michael A. Alrutz

General Counsel

Trimeris, Inc.

2530 Meridian Parkway, 2nd Floor

Durham, NC 27713

(919) 806-4682

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

John B. Watkins

Wilmer Cutler Pickering Hale and Dorr LLP

1875 Pennsylvania Avenue, N.W.

Washington D.C., 20006

(202) 663-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

THE FOLLOWING PRESS RELEASE WAS ISSUED BY

TRIMERIS, INC. ON OCTOBER 14, 2009

Contacts:

Andrew Graham

Chief Financial Officer

Trimeris, Inc.

(919) 806-4682

Trimeris Reports Third Quarter 2009 FUZEON® Sales Results

• FUZEON Sales increase for the second consecutive quarter; FUZEON sales for the third quarter are up 2% over the second quarter of 2009

DURHAM, N.C. – October 14, 2009 – Trimeris, Inc. (Nasdaq: TRMS) today announced worldwide net sales of FUZEON for the third quarter of 2009 were $29.8 million, down 35 percent from $45.5 million in the third quarter of 2008, and up 2 percent from $29.1 million in the second quarter of 2009. Net sales of FUZEON in the U.S. and Canada for the third quarter of 2009 were $10.4 million, down 31 percent from $14.9 million in the third quarter of 2008, and up 7 percent from $9.7 million in the second quarter of 2009. Net sales of FUZEON outside the U.S. and Canada for the third quarter of 2009 were $19.4 million, down 37 percent from $30.6 million in the third quarter of 2008, and showed no change from $19.4 million in the second quarter of 2009. All sales of FUZEON are recorded by F. Hoffmann-La Roche Ltd. (“Roche”), Trimeris’ collaborative partner.

Net sales of FUZEON for the first nine months of 2009 were $86.7 million, down 32 percent from $126.5 million in the first nine months of 2008. Net sales of FUZEON in the U.S. and Canada for the first nine months of 2009 were $30.1 million, down 37 percent from $48.0 million in the first nine months of 2008. Net sales of FUZEON outside the U.S. and Canada for the first nine months of 2009 were $56.6 million, down 28 percent from $78.5 million in the first nine months of 2008.

Trimeris plans to release its complete financial results for the third quarter of 2009 in early November 2009.

Net FUZEON Sales

The table below presents net FUZEON sales by quarter beginning in the first quarter of 2007:

(millions)	2009
	Q1	Q2	Q3	Q4	Total
U.S/Canada Net Sales	$10.0	$9.7	10.4		$30.1
Ex. U.S/Canada Net Sales	17.8	19.4	19.4		56.6
Global Net Sales	$27.8	29.1	29.8		$86.7
Brazil Purchase*	$7.1	$8.0	7.8		$22.8

	2008
	Q1	Q2	Q3	Q4	Total
U.S/Canada Net Sales	$17.0	$16.1	$14.9	$16.1	$64.2
Ex. U.S/Canada Net Sales	25.7	22.2	30.6	24.4	102.8
Global Net Sales	$42.7	$38.3	$45.5	$40.5	$167.0
Brazil Purchase*	—	—	$11.4	$10.0	$21.4

	2007
	Q1	Q2	Q3	Q4	Total
U.S/Canada Net Sales	$29.3	$32.9	$30.6	$31.5	$124.3
Ex. U.S/Canada Net Sales	35.0	29.2	43.3	35.0	142.5
Global Net Sales	$64.3	$62.0	$73.9	$66.5	$266.8
Brazil Purchase*	$6.0	—	$13.8	$7.3	$27.1

(numbers may not add due to rounding)

*	included in Ex. U.S/Canada Net Sales and Global Net Sales

About Trimeris, Inc.

Trimeris, Inc. (Nasdaq: TRMS) is a biopharmaceutical company engaged in the development and commercialization of novel therapeutic agents for the treatment of viral disease. The core technology platform of fusion inhibition is based on blocking viral entry into host cells. FUZEON, approved in the U.S., Canada and European Union, is the first in a new class of anti-HIV drugs called fusion inhibitors. For more information about Trimeris, please visit the Company’s website at http://www.trimeris.com.

Trimeris Safe Harbor Statement

This document and any attachments may contain forward-looking information about the Company’s financial results and business prospects that involve substantial risks and uncertainties. These statements can be identified by the fact that they use words such as “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning. Among the factors that could cause actual results to differ materially are the following: there is uncertainty regarding the success of research and development activities, regulatory authorizations and product commercializations; we are dependent on third parties for the sale, marketing and distribution of our drug candidates; the market for HIV therapeutics is very competitive with regular new product entries that could affect the sales of our products; the results of our previous clinical trials are not necessarily indicative of future clinical trials; and our drug candidates are based upon novel technology, are difficult and expensive to manufacture and may cause unexpected side effects. For a detailed description of these factors, see Trimeris’ Form 10-K filed with the Securities and Exchange Commission on March 13, 2009, and its subsequent periodic reports filed with the SEC.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Trimeris. Arigene Co., Ltd. and RTM Acquisition Company, a wholly owned subsidiary of Arigene Co., Ltd., have not commenced the tender offer for the shares of Trimeris stock described in the joint press release issued by Arigene Co., Ltd. and Trimeris on October 2, 2009. Upon commencement of the tender offer, Arigene Co., Ltd., and RTM Acquisition Company will file with the SEC a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Trimeris will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9. These documents will contain important information about Arigene Co., Ltd., Trimeris, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available. These materials will be sent free of charge to all stockholders of Trimeris. Investors and security holders will also be able to obtain free copies of the tender offer statement, the tender offer solicitation/recommendation statement and other documents filed with the SEC by Arigene Co., Ltd. and Trimeris through the web site maintained by the SEC at www.sec.gov.